                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1996 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  333-12939

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings
     Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements for the Years Ended December 31, 1996 and 1995 and Supplemental Schedule as of December 31, 1996 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE
AIR/FLUID SYSTEMS
CORPORATION RETIREMENT
SAVINGS PLAN

Financial Statements as of
December 31, 1996 and 1995 and
for the Year Ended December 31, 1996
and Supplemental Schedule as of
December 31, 1996 and
Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AIR/FLUID SYSTEMS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                                        1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits,
   December 31, 1996 and 1995                                                       2

 Statement of Changes in Net Assets Available for Benefits,
   Year Ended December 31, 1996                                                     3

 Notes to Financial Statements,
   Years Ended December 31, 1996 and 1995                                          4-11

SUPPLEMENTAL SCHEDULE:
 Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1996      12

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Air/Fluid Systems Corporation
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 16, 1997

BORG-WARNER AIR/FLUID SYSTEMS CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995
(IN THOUSANDS)
--------------------------------------------------------------------------------


ASSETS                                                   1996             1995
INVESTMENT IN MASTER TRUST                             $12,908           $5,908

CONTRIBUTIONS RECEIVABLE                                   139

OTHER RECEIVABLE                                           188
                                                       -------          -------
NET ASSETS AVAILABLE FOR BENEFITS                      $13,235           $5,908
                                                       =======          =======

See notes to financial statements.

BORG-WARNER AIR/FLUID SYSTEMS CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS:
Investment income from Master Trust (Note 4):
 Net appreciation in carrying value of investments              $   403
 Interest income                                                      4
 Dividend income                                                    635
                                                                -------
   Total investment income                                        1,042
Transfers from other Borg-Warner Automotive, Inc. Plans           3,455
Contributions from participants (Note 1)                          2,091
Contributions from the Company (Note 1)                           1,090
                                                                -------
   Total additions                                                7,678
DEDUCTIONS FROM NET ASSETS:
 Participants' withdrawals                                          337
 Miscellaneous expense                                               14
                                                                -------
   Total deductions                                                 351
                                                                -------
NET INCREASE                                                      7,327

NET ASSETS AVAILABLE FOR  BENEFITS - Beginning of year            5,908
                                                                -------
NET ASSETS AVAILABLE FOR BENEFITS - End of year                 $13,235
                                                                =======

See notes to financial statements.

BORG-WARNER AIR/FLUID SYSTEMS CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF PLAN

   The following description of the Borg-Warner Air/Fluid Systems Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   GENERAL - Effective June 17, 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant (the "Dixon Plan") was renamed as the "Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan. Also on this date, the Borg-Warner Retirement Savings Plan, Blytheville Plant (the "Blytheville Plan") was merged into the Plan, and three other plants of the Borg-Warner Automotive Air/Fluid Systems Corporation, Longview, Texas, Sallisaw, Oklahoma, and Water Valley, Mississippi, adopted the Plan. The Plan is a participating plan under the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust"). The Plan is sponsored by the Borg-Warner Automotive Air/Fluid Systems Corporation (the "Company"), a wholly owned subsidiary of Borg-Warner Automotive, Inc. (the "Corporation").

   The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Company with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   ELIGIBILITY - Hourly employees of the Company become participants in the Plan after they have been employed for at least six consecutive months, provided the plant that employs the employee has adopted the plan. Any employee of the Company who was a participant under the Dixon Plan or the Blytheville Plan on June 16, 1996 is automatically a participant in the Plan on June 17, 1996.

   PARTICIPANT'S ACCOUNTS - The participant's accounts consist of the following:

   Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age to this account on behalf of each eligible participant. No employee contributions are made to this account.

   Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account.

   Savings Account - Participants may voluntarily contribute from one to ten percent of their compensation to this account. No Company contributions are made to this account.

   Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account, up to $400 per year.

   MASTER TRUST - Participants may elect to invest their Company Retirement Account, Employee Retirement Account, Savings Account and Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the pending account and Loan Fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

   Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

   Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

   Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets is invested in high-quality money market instruments and financial futures contracts.

   The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

   Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

   Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option of the Master Trust effective October 1, 1995.

   Loan Fund - Invests in Plan participant loans. Participant borrowings increase the fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

   Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

   Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:

                                           DECEMBER 31, 1996
                                          NUMBER    NET ASSET
                                            OF        VALUE
                                           UNITS    PER UNIT

Investment Contracts Fund                2,888,813     $ 1.00
Putnam Voyager Fund                        213,592      16.27
Putnam S&P 500 Index Fund                   81,588      17.01
The George Putnam Fund of Boston           201,278      16.42
Borg-Warner Automotive, Inc. Stock Fund     35,508      38.50
Putnam Income Fund                          46,558       7.01

   Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

   VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest 100 percent upon completion of five years of vested service or upon permanent disability, death or attaining age 65 provided, however, the participant is employed by the Company on that date.

   WITHDRAWALS - While a participant is actively employed, no withdrawals may be made from either the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account. Withdrawals may be made from the Savings Account at the participant's option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS - Participants may borrow up to 50 percent of their Savings Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. No loans are permitted from the Company Retirement Account, the Employee Retirement Account, or the Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it has the right to do so at any time, subject to the provisions set forth in ERISA. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.2% and 6.9% for the years ended December 31, 1996 and 1995, respectively. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds are stated at market value as reported by the Trustee. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   PAYMENT OF BENEFITS - Benefits are recorded when paid.

3. TAX STATUS

   The Plan will file for a determination letter from the Internal Revenue Service in 1997 to determine the Plan's ongoing compliance with applicable requirements of the Internal Revenue Code as a result of recent changes made to the Plan. The Plan, under its previous name (the Dixon Plan), obtained a determination letter dated April 6, 1995. The Plan's management believes the Plan is currently designed and is being operated in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Carrying value of investments in the Master Trust of the Merged Plan as of December 31, 1996 and of the Dixon Plan as of December 31, 1995, as well as investment income from Master Trust, contributions from participants, contributions from the Company, and participants' withdrawals of the Plan are as follows:

                                                                           DECEMBER 31
                                                                       1996             1995
Carrying value of Plan investments in Master Trust (in thousands):
 Investment Contracts Fund                                             $ 2,889  *       $1,808  *
 Putnam Voyager Fund                                                     3,475  *        1,631  *
 Putnam S&P 500 Index Fund                                               1,388  *          340  *
 The George Putnam Fund of Boston                                        3,305  *        1,598  *
 Borg-Warner Automotive, Inc. Stock Fund                                 1,367  *          488  *
 Putnam Income Fund                                                        326              10
 Pending Account                                                            39
 Loan Fund                                                                 119              33
                                                                    ----------        --------
Total                                                                  $12,908          $5,908
                                                                    ==========        ========

*Represents 5% or more of the Plan assets

Net appreciation (depreciation) in the carrying value of investments of the Master Trust for the year ended December 31, 1996 (in thousands):

 Putnam Voyager Fund                                                                                     $    (6)
 Putnam S&P 500 Index Fund                                                                                   153
 The George Putnam Fund of Boston                                                                             93
 Borg-Warner Automotive, Inc. Stock Fund                                                                     165
 Putnam Income Fund                                                                                           (2)
                                                                                                         -------
Total                                                                                                    $   403
                                                                                                         =======
Interest income from the Master Trust
 for the year ended December 31, 1996 (in thousands):
 Loan Fund                                                                                               $     4
                                                                                                         -------
Total                                                                                                    $     4
                                                                                                         ========
Dividend income from the Master Trust
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                               $   128
 Putnam Voyager Fund                                                                                         218
 The George Putnam Fund of Boston                                                                            266
 Borg-Warner Automotive, Inc. Stock Fund                                                                      13
 Putnam Income Fund                                                                                           10
                                                                                                         -------
Total                                                                                                    $   635
                                                                                                         =======
Contributions from participants
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                               $   250
 Putnam Voyager Fund                                                                                         545
 Putnam S&P 500 Index Fund                                                                                   471
 The George Putnam Fund of Boston                                                                            367
 Borg-Warner Automotive, Inc. Stock Fund                                                                     271
 Putnam Income Fund                                                                                          187
                                                                                                         -------
Total                                                                                                    $ 2,091
                                                                                                         =======
Contributions from the Company
 for the year ended December 31, 1996 (in thousands):
 Investment Contracts Fund                                                                               $   188
 Putnam Voyager Fund                                                                                         276
 Putnam S&P 500 Index Fund                                                                                   135
 The George Putnam Fund of Boston                                                                            247
 Borg-Warner Automotive, Inc. Stock Fund                                                                     135
 Putnam Income Fund                                                                                           68
 Pending Account                                                                                              41
                                                                                                         -------
Total                                                                                                    $ 1,090
                                                                                                         =======

Participants' withdrawals
 for the year ended December 31, 1996 (in thousands):
 Investment Contract Fund                                             $      119
 Putnam Voyager Fund                                                          69
 Putnam S&P 500 Index Fund                                                    36
 The George Putnam Fund of Boston                                            100
 Borg-Warner Automotive, Inc. Stock Fund                                       7
 Putnam Income Fund                                                            1
 Loan Fund                                                                     5
                                                                      ----------
Total                                                                 $      337
                                                                      ==========

5. MASTER TRUST

   The plans participating in the Master Trust as of December 31, 1996 are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), the Borg-Warner Automotive Powertrain Systems Corporation, Seneca Plant Retirement Savings Plan ("SRSP"), the Borg-Warner Automotive Transmission Systems Corporation, Gallipolis Plant Retirement Savings Plan ("GRSP"), and the Borg-Warner Automotive Air/Fluid Systems Corporation of Michigan, Warren Savings Plan ("WSP"). During 1996, the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP") was renamed as the Borg-Warner Automotive Air/Fluid Systems Corporation Retirement Savings Plan ("AFSRSP") and the Borg-Warner Retirement Savings Plan, Blytheville Plant was merged into the AFSRSP.

   Each plan's interest in the net assets of the Master Trust as of December 31, 1996 and 1995 is as follows:




                                         PERCENT OF MASTER TRUST NET ASSETS
                                                 DECEMBER 31, 1996
              ----------------------------------------------------------------------------------------
                                         PUTNAM
                    INVESTMENT  PUTNAM   S&P 500  GEORGE   BWA INC.  PUTNAM
                    CONTRACTS   VOYAGER   INDEX   PUTNAM    STOCK    INCOME   LOAN   PENDING   TOTAL
NAME OF PLAN           FUND      FUND     FUND     FUND      FUND     FUND    FUND   ACCOUNT    PLAN
BWARSP                  21.51%   22.04%    9.33%   19.67%     4.01%   1.17%    .80%     .07%    78.60%
IRSP                     1.49     1.40      .58     1.26       .45     .02     .07      .00      5.27
AFSRSP                    .72      .88      .35      .83       .36     .09     .03      .01      3.27
MRSP                      .07      .36      .15      .40       .08     .00     .04      .00      1.10
MRIP                     1.20     4.06     1.32     3.96       .20     .17     .05      .00     10.96
SHSP                      .02      .06      .03      .07       .04     .00     .01      .00       .23
CRSP                      .01      .03      .02      .03       .01     .00     .00      .00       .10
RRSP                      .01      .14      .05      .07       .06     .01     .01      .00       .35
PRSP                      .01      .01      .01      .01       .00     .00     .00      .00       .04
SRSP                      .00      .00      .00      .00       .00     .00     .00      .00       .00
GRSP                      .01      .02      .01      .01       .00     .01     .00      .00       .06
WSP                       .00      .01      .01      .00       .00     .00     .00      .00       .02
                    ---------   ------   ------   ------    ------   -----    ----    -----    ------
Total                   25.05%   29.01%   11.86%   26.31%     5.21%   1.47%   1.01%     .08%   100.00%
                    =========   ======   ======   ======    ======   =====    ====    =====    ======

                                        PERCENT OF MASTER TRUST NET ASSETS
                                                 DECEMBER 31, 1995
              ---------------------------------------------------------------------------------------
                                         PUTNAM
                    INVESTMENT  PUTNAM   S&P 500  GEORGE   BWA INC.  PUTNAM
                    CONTRACTS   VOYAGER   INDEX   PUTNAM    STOCK    INCOME  LOAN   PENDING   TOTAL
NAME OF PLAN           FUND      FUND     FUND     FUND      FUND     FUND   FUND   ACCOUNT    PLAN
BWARSP                  26.94%   20.70%    8.10%   19.68%     3.37%    .77%   .73%     .11%    80.40%
IRSP                     1.72     1.28      .48     1.20       .42     .01    .06      .00      5.17
DRSP                      .50      .42      .08      .37       .13     .00    .01      .00      1.51
BRSP                      .23      .21      .09      .23       .08     .00    .01      .00       .85
MRSP                      .09      .31      .13      .32       .07     .00    .04      .00       .96
MRIP                     1.41     3.84     1.23     3.99       .10     .17    .04      .01     10.79
SHSP                      .02      .02      .01      .03       .02     .00    .00      .00       .10
CRSP                      .01      .02      .02      .02       .01     .00    .00      .00       .08
RRSP                      .01      .03      .01      .02       .03     .00    .00      .00       .10
PRSP                      .01      .01      .01      .01       .00     .00    .00      .00       .04
                        -----    -----    -----    -----   -------   -----   ----   ------    ------
Total                   30.94%   26.84%   10.16%   25.87%     4.23%    .95%   .89%     .12%   100.00%
                        =====    =====    =====    =====   =======   =====   ====   ======    ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1996 and 1995 and components of investment income for the Master Trust for the year ended December 31, 1996 are summarized in Note 6.

6. MASTER TRUST INFORMATION

   The following tables present the carrying value of investments of the Master Trust as of December 31, 1996 and 1995 and the components of investment income for the Master Trust for the year ended December 31, 1996:



                                                                                             DECEMBER 31
                                                                                           1996        1995
Fair value of investments (in thousands):
 Investment Contracts Fund                                                                $101,350    $102,880
 Putnam Voyager Fund                                                                       117,378      89,247
 Putnam S&P 500 Index Fund                                                                  48,014      33,768
 The George Putnam Fund of Boston                                                          106,454      86,070
 Borg-Warner Automotive, Inc. Stock Fund                                                    21,087      14,053
 Putnam Income Fund                                                                          5,934       3,204
 Loan Fund                                                                                   4,067       2,971
 Pending Account/Money Market Fund                                                             341         422
                                                                                          --------    --------
Total                                                                                     $404,625    $332,615
                                                                                          ========    ========

                                                                        YEAR ENDED DECEMBER 31, 1996
                                                              ------------------------------------------------
                                                                       NET APPRECIATION
                                                                        (DEPRECIATION)
                                                                       IN CARRYING VALUE   DIVIDEND   INTEREST
                                                                        OF INVESTMENTS      INCOME     INCOME
Investment income (in thousands):
  Investment Contracts Fund                                                                  $ 6,304
  Putnam Voyager Fund                                                       $ 4,602            7,307
  Putnam S&P 500 Index Fund                                                   8,274
  The George Putnam Fund of Boston                                            5,158            9,429
  Borg-Warner Automotive, Inc. Stock Fund                                     3,193              299
  Putnam Income Fund                                                           (106)             296
  Loan Fund                                                                                           $    291
  Pending Account                                                                                  7
                                                                            -------          -------  --------
Total                                                                       $21,121          $23,642  $    291
                                                                            =======          =======  ========


                                     ******

BORG-WARNER AUTOMOTIVE AIR/FLUID SYSTEMS CORPORATION
RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                       FAIR
                     DESCRIPTION                    COST               VALUE
INVESTMENT IN MASTER TRUST                         $12,442             $12,908
                                                   -------             -------
TOTAL                                              $12,442             $12,908
                                                   =======             =======

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

     BORG-WARNER AUTOMOTIVE AIR/FLUID SYSTEMS
     CORPORATION RETIREMENT SAVINGS PLAN

Date: June 28, 1997     SIGNATURE             TITLE

                 By:/s/ ROBIN J. ADAMS        Retirement Savings Plan Committee
                        --------------        Member
                        Robin J. Adams


                       WILLIAM C. CLINE       Retirement Savings Plan Committee
                       ----------------       Member
                       William C. Cline


                       GERALDINE KINSELLA     Retirement Savings Plan Committee
                       ------------------     Member
                       Geraldine Kinsella

                       REGIS J. TRENDA        Retirement Savings Plan Committee
                       ---------------        Member
                       Regis J. Trenda

                                 EXHIBIT INDEX



Exhibit Number                                           Page

(23.1)   Consent of Deloitte & Touche LLP